Exhibit 2

2014 FOURTH QUARTER RESULTS ■ Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH ■ Investor Relations Patricio Treviño Garza +57 (1) 603-9823 E-mail: patricio.trevinog@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume (thousand of metric tons)	7,910	7,357	8%	1,924	1,821	6%
Consolidated domestic gray cement volume (thousand of metric tons)	7,074	6,721	5%	1,747	1,727	1%
Consolidated ready-mix volume (thousand of cubic meters)	3,497	3,237	8%	872	795	10%
Consolidated aggregates volume (thousand of metric tons)	8,671	7,376	18%	2,172	1,920	13%
Net sales	1,725	1,750	(1%)	400	462	(13%)
Gross profit	855	898	(5%)	199	230	(13%)
Gross profit margin	49.6%	51.3%	(1.7pp)	49.8%	49.8%	0.0pp
Operating earnings before other expenses, net	481	535	(10%)	109	130	(16%)
Operating earnings before other expenses, net, margin	27.9%	30.6%	(2.7pp)	27.3%	28.1%	(0.8pp)
Controlling interest net income	273	264	4%	64	26	144%
Operating EBITDA	577	633	(9%)	134	158	(15%)
Operating EBITDA margin	33.5%	36.2%	(2.7pp)	33.5%	34.2%	(0.7pp)
Free cash flow after maintenance capital expenditures	252	299	(16%)	(1)	66	N/A
Free cash flow	172	256	(33%)	(40)	54	N/A
Net debt	1,140	1,304	(13%)	1,140	1,304	(13%)
Total debt	1,191	1,381	(14%)	1,191	1,381	(14%)
Earnings per share	0.49	0.47	4%	0.12	0.05	144%
Shares outstanding at end of period	556	556	0%	556	556	0%
Employees	4,915	4,383	12%	4,915	4,383	12%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions.

Consolidated net sales during the fourth quarter of 2014 declined by 13% compared to the fourth quarter of 2013, mainly as a result of foreign exchange fluctuations and the effect of lower revenue from our housing initiatives in Colombia.

Cost of sales as a percentage of net sales during the fourth quarter of 2014 remained stable at 50.2%, compared to the same period in 2013.

Operating expenses as a percentage of net sales during the fourth quarter increased by 0.8pp from 21.7% to 22.5% compared to the same period in 2013.

Operating EBITDA during the fourth quarter reached US$134 million, declining by 15% compared to the fourth quarter of 2013. This decline is mainly explained by foreign exchange fluctuations and the effect of lower EBITDA contribution from our housing initiatives in Colombia.

Operating EBITDA margin during the fourth quarter of 2014 declined by 0.7pp, compared to the fourth quarter of 2013.

Controlling interest net income during the fourth quarter of 2014 reached US$64 million, increasing by 144% compared to the fourth quarter of 2013.

Total debt at the end of the fourth quarter of 2014 reached US$1,191 million.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2014 Fourth Quarter Results

Page 2

OPERATING RESULTS

Colombia

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	993	1,025	(3%)	225	291	(23%)
Operating EBITDA	363	424	(14%)	82	119	(31%)
Operating EBITDA margin	36.5%	41.3%	(4.8pp)	36.6%	40.9%	(4.3pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014
Volume	16%	10%	14%	12%	20%	9%
Price (USD)	(10%)	(18%)	(5%)	(13%)	(5%)	(7%)
Price (local currency)	(4%)	(6%)	1%	1%	1%	7%

In Colombia, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes increased by 10%, 12% and 9%, respectively, compared to the fourth quarter of 2013. For the full year, our domestic gray cement, ready-mix and aggregates volumes increased by 16%, 14% and 20%, respectively, compared to 2013.

Construction activity in the fourth quarter was supported by a positive performance in all demand segments. The residential sector, including self-construction and formal housing, continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing highway projects. The industrial and commercial sectors continued with a strong performance driven by office and commercial buildings.

Panama

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	315	310	2%	74	72	2%
Operating EBITDA	140	139	0%	31	25	25%
Operating EBITDA margin	44.3%	44.9%	(0.6pp)	42.5%	34.8%	7.7pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014
Volume	(15%)	(16%)	(1%)	6%	4%	21%
Price (USD)	12%	11%	0%	1%	(1%)	1%
Price (local currency)	12%	11%	0%	1%	(1%)	1%

In Panama during the fourth quarter our domestic gray cement declined by 16% while our ready-mix and aggregates volumes increased by 6% and 21%, respectively, compared to the fourth quarter of 2013. During 2014, our domestic gray cement and ready-mix volumes declined by 15% and 1%, respectively, while our aggregates volumes increased by 4% compared to 2013.

The decline in our cement volumes during the quarter, on a year-over-year basis, was attributed to lower consumption from the Panama Canal expansion project and the conclusion of infrastructure projects like *Cinta Costera 3*. The residential sector remained the main driver for demand of our products.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2014 Fourth Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	153	155	(1%)	39	38	3%
Operating EBITDA	69	69	0%	18	17	6%
Operating EBITDA margin	45.4%	44.6%	0.8pp	46.9%	45.7%	1.2pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January –December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014
Volume	(2%)	(12%)	(22%)	(14%)	5%	24%
Price (USD)	(2%)	3%	(5%)	(10%)	(11%)	(10%)
Price (local currency)	6%	11%	3%	(3%)	(4%)	(4%)

In Costa Rica, during the fourth quarter our domestic gray cement and ready-mix volumes declined by 12% and 14%, respectively, while our aggregates volumes increased by 24%, compared to the fourth quarter of 2013. For the full year 2014, our domestic gray cement and ready-mix volumes decreased by 2% and by 22%, respectively, while our aggregates volumes increased by 5%, compared to 2013.

Construction activity in Costa Rica during the quarter was affected by delays in the start of new projects. Infrastructure was the main driver of cement demand during the fourth quarter.

Rest of CLH

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	277	275	1%	67	64	3%
Operating EBITDA	78	77	2%	18	18	3%
Operating EBITDA margin	28.3%	28.0%	0.3pp	27.5%	27.6%	(0.1pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014	January – December 2014	Fourth Quarter 2014
Volume	(1%)	(3%)	2%	8%	56%	50%
Price (USD)	(1%)	1%	6%	8%	(6%)	9%
Price (local currency)	2%	4%	7%	8%	(1%)	14%

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the fourth quarter of 2014 our domestic gray cement decreased by 3%, while our ready-mix and aggregates volumes increased by 8% and 50%, respectively, compared to the fourth quarter of 2013. During 2014, our domestic gray cement volume declined by 1%, while our ready-mix and aggregates volumes increased by 2% and 56%, respectively, compared to 2013.

Ongoing infrastructure projects like the Izapa-Nejapa highway in Nicaragua, along with the commercial sector in Guatemala, remained the main drivers for demand of our products.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2014 Fourth Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

CEMEX LatAm Holdings

Operating EBITDA and free cash flow

	January – December			Fourth Quarter		
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	481	535	(10%)	109	130	(16%)
+ Depreciation and operating amortization	96	98		25	28	
Operating EBITDA	577	633	(9%)	134	158	(15%)
- Net financial expense	90	114		15	27	
- Capital expenditures for maintenance	63	51		25	29	
- Change in working capital	64	35		68	(8)	
- Taxes paid	110	118		29	33	
- Other cash items (net)	(2)	16		(2)	11	
Free cash flow after maintenance capital expenditures	252	299	(16%)	(1)	66	N/A
- Strategic capital expenditures	80	43		40	12	
Free cash flow	172	256	(33%)	(40)	54	N/A

In millions of US dollars.

Free cash flow generated during 2014 was mainly used to reduce debt.

Information on Debt

	Fourth Quarter			Third Quarter
	2014	2013	% Var	2014
Total debt [(1)(2)]	1,191	1,381	(14%)	1,142
Short- term	12%	19%		22%
Long -term	88%	81%		78%
Cash and cash equivalents	52	77	(33%)	54
Net debt	1,140	1,304	(13%)	1,088

	Fourth Quarter	
	2014	2013
Currency denomination		
US dollar	99%	98%
Colombian peso	1%	2%
Interest rate		
Fixed	79%	81%
Variable	21%	19%

In millions of US dollars, except percentages.

[(1)] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[(2)] Represents the consolidated balances of CLH and subsidiaries.

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Fourth Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Thousands of U.S. Dollars, except per share amounts)

	January – December			Fourth Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net Sales	1,724,711	1,750,116	(1%)	400,413	462,351	(13%)
Cost of Sales	(869,388)	(852,161)	(2%)	(201,091)	(231,931)	13%
Gross Profit	**855,323**	**897,955**	**(5%)**	**199,321**	**230,420**	**(13%)**
Operating Expenses	(374,191)	(362,659)	(3%)	(90,109)	(100,549)	10%
Operating Earnings Before Other Expenses, Net	**481,132**	**535,296**	**(10%)**	**109,212**	**129,871**	**(16%)**
Other expenses, Net	(2,758)	(15,742)	82%	1,104	(11,068)	N/A
Operating Earnings	**478,374**	**519,554**	**(8%)**	**110,317**	**118,803**	**(7%)**
Financial Expenses	(90,448)	(113,763)	20%	(15,226)	(26,977)	44%
Other Income (Expenses), Net	31,152	(3,228)	N/A	25,587	1,681	1422%
Net Income Before Income Taxes	**419,078**	**402,563**	**4%**	**120,678**	**93,507**	**29%**
Income Tax	(144,706)	(137,837)	(5%)	(56,115)	(67,350)	17%
Consolidated Net Income	**274,371**	**264,726**	**4%**	**64,563**	**26,157**	**147%**
Non-controlling Interest Net Income	(974)	(624)	(56%)	(124)	263	N/A
CONTROLLING INTEREST NET INCOME	**273,397**	**264,102**	**4%**	**64,439**	**26,420**	**144%**
Operating EBITDA	**576,942**	**632,681**	**(9%)**	**134,100**	**158,268**	**(15%)**
Earnings per share	**0.49**	**0.47**	**4%**	**0.12**	**0.05**	**144%**

BALANCE SHEET	As of December 31 2014	As of December 31 2013
Total Assets	**3,491,283**	**3,836,312**
Cash and Temporary Investments	51,772	76,691
Trade Accounts Receivables	122,003	164,195
Other Receivables	33,753	86,022
Inventories	102,821	103,683
Other Current Assets	18,347	19,227
Current Assets	**328,695**	**449,818**
Fixed Assets	1,114,921	1,205,574
Other Assets	2,047,666	2,180,920
Total Liabilities	**2,090,348**	**2,478,332**
Current Liabilities	406,913	641,873
Long-Term Liabilities	1,672,060	1,824,316
Other Liabilities	11,375	12,143
Consolidated Stockholders' Equity	**1,400,934**	**1,357,980**
Non-controlling Interest	5,762	14,989
Stockholders' Equity Attributable to Controlling Interest	1,395,172	1,342,991

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Fourth Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Millions of Colombian Pesos in nominal terms, except per share amounts)

	January – December			Fourth Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net Sales	3,480,196	3,289,388	6%	887,470	885,060	0%
Cost of Sales	(1,754,289)	(1,601,659)	(10%)	(445,697)	(443,976)	(0%)
Gross Profit	**1,725,907**	**1,687,729**	**2%**	**441,774**	**441,084**	**0%**
Operating Expenses, net	(755,058)	(681,627)	(11%)	(199,717)	(192,477)	(4%)
Operating Earnings Before Other Expenses, Net	**970,849**	**1,006,102**	**(4%)**	**242,057**	**248,607**	**(3%)**
Other Expenses, Net	(5,565)	(29,587)	81%	2,448	(21,187)	N/A
Operating Earnings	**965,284**	**976,515**	**(1%)**	**244,505**	**227,420**	**8%**
Financial Expenses	(182,510)	(213,820)	15%	(33,746)	(51,641)	35%
Other Income (Expenses) Financial, net	62,859	(6,067)	N/A	56,710	3,218	1662%
Net Income Before Income Taxes	**845,633**	**756,628**	**12%**	**267,469**	**178,997**	**49%**
Income Tax	(291,995)	(259,068)	(13%)	(124,372)	(128,925)	4%
Consolidated Net Income	**553,638**	**497,560**	**11%**	**143,097**	**50,072**	**186%**
Non-controlling Interest Net Income	(1,966)	(1,173)	(68%)	(275)	503	N/A
CONTROLLING INTEREST NET INCOME	**551,672**	**496,387**	**11%**	**142,822**	**50,575**	**182%**
Operating EBITDA	**1,164,178**	**1,189,140**	**(2%)**	**297,217**	**302,966**	**(2%)**
Earnings per share	**995.51**	**892.69**	**12%**	**257.34**	**91.00**	**183%**

BALANCE SHEET	As of December 31 2014	As of December 31 2013
Total Assets	**8,352,754**	**7,391,922**
Cash and Temporary Investments	123,862	147,771
Trade Accounts Receivables	291,887	316,376
Other Receivables	80,752	165,750
Inventories	245,996	199,780
Other Current Assets	43,893	37,047
Current Assets	**786,391**	**866,724**
Fixed Assets	2,667,404	2,322,936
Other Assets	4,898,960	4,202,262
Total Liabilities	**5,001,074**	**4,775,325**
Current Liabilities	973,524	1,236,780
Long-Term Liabilities	4,000,337	3,515,147
Other Liabilities	27,214	23,398
Consolidated Stockholders' Equity	**3,351,680**	**2,616,597**
Non-controlling Interest	13,786	28,882
Stockholders' Equity Attributable to Controlling Interest	3,337,893	2,587,715

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Fourth Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – December			Fourth Quarter		
NET SALES	2014	2013	% Var.	2014	2013	% Var.
Colombia	993,322	1,025,201	(3%)	224,693	290,532	(23%)
Panama	315,244	310,116	2%	73,983	72,462	2%
Costa Rica	152,503	154,819	(1%)	38,774	37,578	3%
Rest of CLH	276,729	275,062	1%	66,573	64,474	3%
Others and intercompany eliminations	(13,088)	(15,082)	13%	(3,610)	(2,695)	(34%)
TOTAL	**1,724,711**	**1,750,116**	**(1%)**	**400,413**	**462,351**	**(13%)**
GROSS PROFIT						
Colombia	499,268	550,730	(9%)	113,277	151,365	(25%)
Panama	153,431	154,911	(1%)	35,078	30,193	16%
Costa Rica	83,587	84,335	(1%)	22,027	20,801	6%
Rest of CLH	99,990	96,886	3%	24,220	23,087	5%
Others and intercompany eliminations	19,047	11,093	72%	4,719	4,974	(5%)
TOTAL	**855,323**	**897,955**	**(5%)**	**199,321**	**230,420**	**(13%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	327,049	385,983	(15%)	73,184	104,921	(30%)
Panama	122,196	121,574	1%	26,725	20,925	28%
Costa Rica	62,345	61,447	1%	16,488	15,230	8%
Rest of CLH	73,354	71,989	2%	17,147	16,548	4%
Others and intercompany eliminations	(103,812)	(105,697)	2%	(24,332)	(27,753)	12%
TOTAL	**481,132**	**535,296**	**(10%)**	**109,213**	**129,871**	**(16%)**
OPERATING EBITDA						
Colombia	362,922	423,525	(14%)	82,244	118,842	(31%)
Panama	139,785	139,182	0%	31,442	25,252	25%
Costa Rica	69,297	69,054	0%	18,176	17,155	6%
Rest of CLH	78,328	76,903	2%	18,319	17,779	3%
Others and intercompany eliminations	(73,390)	(75,983)	3%	(16,081)	(20,760)	23%
TOTAL	**576,942**	**632,681**	**(9%)**	**134,100**	**158,268**	**(15%)**
OPERATING EBITDA MARGIN						
Colombia	36.5%	41.3%		36.6%	40.9%	
Panama	44.3%	44.9%		42.5%	34.8%	
Costa Rica	45.4%	44.6%		46.9%	45.7%	
Rest of CLH	28.3%	28.0%		27.5%	27.6%	
TOTAL	**33.5%**	**36.2%**		**33.5%**	**34.2%**	

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Fourth Quarter Results Page 8

OPERATING RESULTS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Total cement volume [1]	7,910	7,357	8%	1,924	1,821	6%
Total domestic gray cement volume	7,074	6,721	5%	1,747	1,727	1%
Total ready-mix volume	3,497	3,237	8%	872	795	10%
Total aggregates volume	8,671	7,376	18%	2,172	1,920	13%

Per-country volume summary

	January - December	Fourth Quarter	Fourth Quarter 2014 Vs.
DOMESTIC GRAY CEMENT VOLUME	2014 Vs. 2013	2014 Vs. 2013	Third Quarter 2014
Colombia	16%	10%	(1%)
Panama	(15%)	(16%)	(22%)
Costa Rica	(2%)	(12%)	1%
Rest of CLH	(1%)	(3%)	(1%)
READY-MIX VOLUME			
Colombia	14%	12%	(8%)
Panama	(1%)	6%	(14%)
Costa Rica	(22%)	(14%)	(3%)
Rest of CLH	2%	8%	3%
AGGREGATES VOLUME			
Colombia	20%	9%	(7%)
Panama	4%	21%	(3%)
Costa Rica	5%	24%	(6%)
Rest of CLH	56%	50%	(28%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
Please refer to definition of terms and disclosure for presentation of operating results.

2014 Fourth Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2014 Vs. 2013	Fourth Quarter 2014 Vs. 2013	Fourth Quarter 2014 Vs. Third Quarter 2014
Colombia	(10%)	(18%)	(12%)
Panama	12%	11%	1%
Costa Rica	(2%)	3%	2%
Rest of CLH (*)	(1%)	1%	(2%)
READY-MIX PRICE			
Colombia	(5%)	(13%)	(12%)
Panama	0%	1%	(2%)
Costa Rica	(5%)	(10%)	(2%)
Rest of CLH (*)	6%	8%	(2%)
AGGREGATES PRICE			
Colombia	(5%)	(7%)	(12%)
Panama	(1%)	1%	4%
Costa Rica	(11%)	(10%)	(2%)
Rest of CLH (*)	(6%)	9%	10%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2014 Vs. 2013	Fourth Quarter 2014 Vs. 2013	Fourth Quarter 2014 Vs. Third Quarter 2014
Colombia	(4%)	(6%)	0%
Panama	12%	11%	1%
Costa Rica	6%	11%	1%
Rest of CLH (*)	2%	4%	(0%)
READY-MIX PRICE			
Colombia	1%	1%	0%
Panama	0%	1%	(2%)
Costa Rica	3%	(3%)	(3%)
Rest of CLH (*)	7%	8%	(4%)
AGGREGATES PRICE			
Colombia	1%	7%	1%
Panama	(1%)	1%	4%
Costa Rica	(4%)	(4%)	(2%)
Rest of CLH (*)	(1%)	14%	10%

(*) Volume weighted-average price.
Please refer to definition of terms and disclosure for presentation of operating results.

2014 Fourth Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION CLH to increase cement production capacity in Costa Rica CLH announced it is starting a project to increase cement production capacity in its plant located in Colorado, Costa Rica by approximately 25%, reaching an annual capacity of 1.1 million tons by 2017. The total investment is expected to be approximately US$35 million in a 3 year period and will include the construction of a new grinding mill, as well as several capacity enhancing projects in the clinker production line. _With this increased capacity we will strengthen our position in Costa Rica, reiterating our commitment to support the development of the country. We are confident that infrastructure projects will continue driving demand for building materials over the medium-term_, said Alejandro Ramirez, Director of CLH in Costa Rica. The Minister of Foreign Trade of Costa Rica, Alexander Mora, said that the CLH investment is a sign of the company_s commitment with the country and also an example of the good performance that foreign companies may experience in Costa Rica. The CLH investment project was presented by company representatives during a bilateral meeting with the President of the Republic of Costa Rica, Luis Guillermo Solís; the Minister of Foreign Trade of Costa Rica, Alexander Mora, and the General Director of CINDE, Jorge Sequeira; during a promotional visit to attract investment, made in Mexico City on December 10. Additionally, the expansion is expected to generate approximately 90 jobs during the construction phase and about 50 jobs once operations begin. Employee stock-ownership plan To better align our executives_ interests with those of our stockholders, on January 16, 2013, the CEMEX Latam Holdings_ Board of Directors, considering the positive report of the Board_s Nominating and Compensation Commission, approved, effective January 1, 2013, a long-term incentives plan to certain executives of CEMEX Latam Holdings, which consists of an annual compensation plan based on the CEMEX Latam Holdings_ shares. The underlying shares in this long-term incentives plan, which are held in the company_s treasury, are delivered fully vested under each annual program over a service period of four years. During 2014, the company delivered 79,316 shares to eligible executives under this long-term incentives plan. 2014 Fourth Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of December 31, 2014 and December 31, 2013 was $2,392.46 and $1,926.83 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the Fourth quarter of 2014 and for the Fourth quarter of 2013 were $2,216.39 and $1,914.26 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates	January – December		January – December		Fourth quarter	
	2014 Closing	2013 Closing	2014 Average	2013 Average	2014 Average	2013 Average
Colombian peso	2,392.46	1,926.83	2,017.84	1,879.53	2,216.39	1,914.26
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	545.53	507.80	546.48	505.89	543.81	506.32
Euro	0.8263	0.7268	0.7583	0.7511	0.8071	0.7300

Amounts provided in units of local currency per US dollar.

2014 Fourth Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH_s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. Strategic capital expenditures investments incurred with the purpose of increasing CLH_s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2014 Fourth Quarter Results Page 13